UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

    Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated February 10, 2009 of Global Ship Lease, Inc. (the “Company”), reporting that the Company’s Board of Directors has declared a fourth quarter dividend of $0.23 per Class A common share and unit and Class B common share. The dividend is payable on March 5, 2009 to Class A and Class B common shareholders and unitholders of record on February 20, 2009. The press release also reports that the Company has entered into an amendment of its $800 million credit facility. The amendment is attached hereto as Exhibit II.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: February 10, 2009	By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

Exhibit I

Investor and Media Contact: Tyler Wilson

The IGB Group

646-673-9701

Global Ship Lease Declares Fourth Quarter 2008 Dividend of $0.23 Per Share

Amends $800 Million Credit Facility to Improve Financial Flexibility; Maintains

Dividend Policy

LONDON, ENGLAND, February 10, 2009 – Global Ship Lease, Inc. (NYSE:GSL, GSL.U and GSL.WS), a rapidly growing containership charter owner, today announced the Company’s Board of Directors has declared a fourth quarter dividend of $0.23 per Class A common share and unit and Class B common share. The dividend is payable on March 5, 2009 to Class A common shareholders and unit holders and Class B common shareholders of record on February 20, 2009.

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “We are pleased to have declared our fourth quarter dividend, the Company’s third $0.23 distribution since going public in August of 2008. In response to the unprecedented volatility in the financial markets and in appraised ship values, we proactively approached our lenders in order to reduce our risk with respect to our loan to value maintenance covenant under the Company’s credit facility. Working closely with our bank group, which has significant experience with ship lending, we have favorably amended our credit facility at attractive borrowing rates with modest upfront cost in a very challenging economic and financial environment. With the amended facility in place, Global Ship Lease has significantly reduced its exposure to pressures on ship valuations and enhanced its ability to continue providing shareholders with attractive dividends. The declaration of the fourth quarter distribution and the successful conclusion of our negotiations with our lenders further demonstrate the stability of our business model, which is focused on securing all of our vessels on long-term fixed rate contracts to generate stable and predictable cash flows.”

Under terms of the Company’s amended $800 million credit agreement, Global Ship Lease has obtained significant relief with respect to its loan to value maintenance covenant. Specifically, the allowed ratio of borrowings to ship values will be increased to a maximum of 100%, from 75% previously, applicable for each of the test dates commencing with the next which is due April 30, 2009 up to and including the test due on April 30, 2010. During this period, the Company will have no restrictions on its ability to distribute dividends unless the loan to value ratio exceeds 90%, at which point, Global Ship Lease will be required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value falls back below 90% during a subsequent valuation period. As part of the amended facility, the Company has agreed to increase the margin of interest paid on the existing loan to value pricing grid by 50 basis points, and the grid has been extended to accommodate higher loan to value ratios. The facility will now bear an interest margin ranging from 1.25% to 2.75% over LIBOR, depending on loan to value. In addition, the commitment fee will increase to 0.50% from 0.25% and the maximum availability under the credit facility will begin to amortize from December 2011 rather than December 2012 previously.

About Global Ship Lease

Global Ship Lease is a rapidly growing containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 16 vessels and has contracted to purchase an additional three vessels. The Company has a contract in place to purchase an additional vessel for $82 million from CMA CGM, which is expected to be delivered in July of 2009 and also has contracts in place to purchase two newbuildings from German interests for approximately $77 million each which are scheduled to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered by the end of 2010, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age at that time of 7.4 years and an average remaining charter term of approximately eight years. All of the vessels including those contracted for future delivery are fixed on long-term charters.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Exhibit II

EXECUTION VERSION

CREDIT AGREEMENT ADDENDUM NO.2

FEBRUARY 2009

GLOBAL SHIP LEASE, INC.

THE COMPANIES LISTED IN PART 1 OF SCHEDULE 1 OF THE CREDIT AGREEMENT OR

ACCEDING THERETO

as Original Borrowers

FORTIS BANK (NEDERLAND) N.V.

CITIGROUP GLOBAL MARKETS LIMITED

HSH NORDBANK AG

DNB NOR BANK ASA

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

as Mandated Lead Arrangers

FORTIS BANK (NEDERLAND) N.V.

as Facility Agent

relating to a US$800,000,000 revolving credit facility agreement dated 10 December 2007 as amended pursuant to an addendum no.1 dated 10 December 2007

Allen & Overy LLP

77469-00059 BK:10324522.10

CONTENTS

Clause

		Page
1.	Definition and Interpretation	1
2.	Effective Date	1
3.	Waiver	1
4.	Amendments	2
5.	Further Assurance	7
6.	Counterparts	7
7.	Miscellaneous	8
8.	Governing Law and Jurisdiction	8

Schedule

1.	Conditions Precedent
2.	Form of Effective Date Notice
3.	Deed of Amendment to the Earnings Account Pledge
4.	Deed of Partial Release and Amendment
5.	Form of Earnings Account Pledge
6.	Form of Retained Cash Account Pledge

THIS ADDENDUM NO.2 is dated         February 2009

BETWEEN:

(1)	GLOBAL SHIP LEASE, INC., a corporation incorporated according to the laws of the Republic of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the Representative Borrower);

(2)	THE COMPANIES listed in Part 1 of Schedule 1 of the Credit Agreement and in the Borrower Accession Agreements with Global Ship Lease 11 Limited, Global Ship Lease 12 Limited each dated 14 December 2007, and in the Borrower Accession Agreements with Global Ship Lease 13 Limited, Global Ship Lease 14 Limited, Global Ship Lease 15 Limited and Global Ship Lease 16 Limited each dated 15 December 2008, each of which is a corporation or a limited liability company formed according to the law of the country indicated against its name in Part 1 of Schedule 1 of the Credit Agreement or in the relevant Borrower Accession Agreement as applicable, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, for the Marshall Islands Borrowers, at 16 Pantelis Catelaris Street, Diagoras House 7th Floor, 1097 Nicosia, Cyprus for the Cypriot Borrowers and at 788/790 Finchley Road, London, NW11 7TJ for GSLS (each an Original Borrower and together with the Representative Borrower, the Borrowers);

(3)	FORTIS BANK (NEDERLAND) N.V., CITIGROUP GLOBAL MARKETS LIMITED, HSH NORDBANK AG, DNB NOR BANK ASA and SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH as mandated lead arrangers (in this capacity the Mandated Lead Arrangers);

(4)	THE FINANCIAL INSTITUTIONS listed in Part 2 of Schedule 1 (Original Parties) to the Credit Agreement as original lenders (save that KfW have transferred their interest to their subsidiary KfW IPEX-Bank GmbH pursuant to a transfer certificate dated 1 January 2008) and Bank of Scotland who became a Lender pursuant to a Transfer Certificate taking effect on 18 August 2008 (the Original Lenders); and

(5)	FORTIS BANK (NEDERLAND) N.V. as facility agent and, in relation to the Security Documents, security trustee (in this capacity the Facility Agent) of Blaak 555, 3011 GB, Rotterdam, The Netherlands acting for the purpose of this Addendum No.1 through its office at Coolsingel 93, P.O. Box 749, 3000 AS Rotterdam, The Netherlands.

WHEREAS:

(A)	The parties to this Addendum No.2 have entered into a US$800,000,000 revolving credit facility agreement dated 10 December 2007, as amended pursuant to an Addendum No.1 dated 10 December 2007 (the Credit Agreement) .

(B)	The Parties have now agreed to further amend the Credit Agreement as contemplated by this Addendum No.2.

IT IS AGREED as follows:

1.	DEFINITION AND INTERPRETATION

(a)	In this Addendum No.2 (including the recitals hereto) capitalised terms defined in the Credit Agreement have, unless expressly defined in this Addendum No.2, the same meaning in this Addendum No.2.

(b)	The principles of construction set out in clause 1.2 of the Credit Agreement will have effect in relation to this Addendum No.2 as if set out in this Addendum No.2.

2.	EFFECTIVE DATE

Once the Conditions Precedent set out in Schedule 1 have been satisfied or waived, the Effective Date Notice set out in Schedule 2 shall be completed and executed by the Representative Borrower and the Facility Agent, and delivered by each to the other whereupon the amendments contemplated by Clause 4 of this Addendum No.2 shall become effective.

3.	WAIVER

3.1	The requirement to comply with the Leverage Ratio in Clause 16.15 (Partial Payments or Additional Security) of the Credit Agreement is hereby waived for the period from and including 30 April 2009 to and including 30 April 2010 (the Waiver Period), subject to the terms of Clause 3.2 below.

3.2	If, on any date during the Waiver Period on which the Leverage Ratio is to be tested pursuant to clause 16.15(c) of the Credit Agreement, the Leverage Ratio is calculated to be:

(a)	90.01 per cent. or higher, the Representative Borrower shall, on the Retained Cash Payment Date (defined below), pay into the Retained Cash Account (as that term is defined in Clause 4.13) an amount equal to 50 per cent. of the Retained Cash (as that term is defined in Clause 4.12 below) as at the relevant Retained Cash Payment Date; and

(b)

100.01 per cent. or higher, the Borrowers will immediately following a request of the Facility Agent to do so (i) prepay such amount of the Loans and/or (ii) provide or cause to be provided to the Facility Agent such additional funds into the Retention Account and/or (iii) provide such additional security, in all respects satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders), such that the Leverage Ratio becomes less than or

1	Credit Agreement Addendum No 2

equal to 100 per cent. For the purposes of determining the Leverage Ratio, the additional security shall have attributed to it such value as the Facility Agent (acting on the instructions of the Majority Lenders) shall determine or in the case of additional security constituted by cash, its full value.

For the purposes of paragraph (a) above, the Retained Cash Payment Date means:

(i)	in respect of the Leverage Ratio test date falling on 30 April 2009, the earlier of (A) 5 Business Days after the date on which the next quarterly earnings press release of the Representative Borrower is filed with the SEC; and (B) 20 May 2009;

(ii)	in respect of the Leverage Ratio test date falling on 31 May 2009, the earlier of (A) 5 Business Days after the date on which the next quarterly earnings press release of the Representative Borrower is filed with the SEC; and (B) 20 August 2009;

(iii)	in respect of the Leverage Ratio test date falling on 31 August 2009, the earlier of (A) 5 Business Days after the date on which the next quarterly earnings press release of the Representative Borrower is filed with the SEC; and (B) 20 November 2009;

(iv)	in respect of the Leverage Ratio test date falling on 30 November 2009, the earlier of (A) 5 Business Days after the date on which the next quarterly earnings press release of the Representative Borrower is filed with the SEC; and (B) 22 February 2010; and

(v)	in respect of the Leverage Ratio test date falling on 30 April 2010, the earlier of (A) 5 Business Days after the date on which the next quarterly earnings press release of the Representative Borrower is filed with the SEC; and (B) 20 May 2010;

3.3	The balance standing to the credit of the Retained Cash Account from time to time (if any) (the Retained Cash Account Balance) or any other security provided pursuant to Clause 3.2(b) above (if any) shall, for the purposes of the Credit Agreement, be additional security provided by the Borrowers pursuant to Clause 16.15(b) of the Credit Agreement. The provisions of Clause 20.7(b) of the Credit Agreement shall apply to the release of the Retained Cash Account Balance or, as the case may be, any other security provided pursuant to Clause 3.2(b) above as they apply to the release of any other additional security, provided always that, during the Waiver Period, the relevant Leverage Ratio triggering the right of the Borrowers to request the release of (i) all or part of the Retained Cash Account Balance shall be a Leverage Ratio of 90% rather than a Leverage Ratio of 75% and (ii) all or part of any other security provided pursuant to Clause 3.2(b) above shall be a Leverage Ratio of 100% rather than a Leverage Ratio of 75%. Following the end of the Waiver Period, provided that the Leverage Ratio is then 75 per cent or less (excluding all or such part of the Retained Cash Account Balance and any other security provided pursuant to Clause 3.2(b) above as the Representative Borrower requests be released), the Facility Agent shall allow the release to the Representative Borrower of the requested amount of the Retained Cash Account Balance and the relevant requested other security provided pursuant to Clause 3.2(b) above.

4.	AMENDMENTS

The Borrowers, the Mandated Lead Arrangers, the Original Lenders and the Facility Agent each agree and acknowledge that on and from the date of the Effective Date Notice and in consideration of the payment to the Facility Agent of an amendment fee of twenty basis points (20 bps) on the Total Commitments for distribution to each of the Lenders pro rata to such Lender’s Commitment, the Credit Agreement will be amended as follows:

4.1	In the definition of “Accounts” in Clause 1.1, the words “the Operating Accounts” shall be deleted and shall be replaced with the words “the Retained Cash Account”.

2	Credit Agreement Addendum No 2

4.2	A new definition of “Addendum No.2” shall be inserted into Clause 1.1 as follows:

“Addendum No.2 means the second addendum to the Credit Agreement entered into by the Representative Borrower, the Borrowers, the Mandated Lead Arrangers, the Original Lenders and the Facility Agent dated         February 2009.”

4.3	The definition of “Approved Valuers” in Clause 1.1 shall be deleted and replaced as follows;

“Approved Valuers means any of Clarkson Valuations Ltd, Howe Robinson Marine Evaluations Ltd, Simpson Spence and Young Shipbrokers Ltd, Braemar Seascope Valuations Limited, R.S. Platou Shipbrokers ASA, Drewry Maritime Service (Asia) Pte Ltd and/or any other independent reputable shipbrokerage acceptable to the Facility Agent (acting on the instructions of the Majority Lenders).”

4.4	A new definition of “Deed of Amendment to the Earnings Account Pledge” shall be inserted in Clause 1.1 as follows:

“Deed of Amendment to the Earnings Account Pledges means the deed of amendment with respect to the Earnings Account Pledges entered into by Global Ship Lease 13 Limited, Global Ship Lease 14 Limited, Global Ship Lease 15 Limited or Global Ship Lease 16 Limited between 15 December and 30 December 2008, in the form of Schedule 3 to Addendum No.2.”

4.5	A new definition of “Deed of Partial Release and Amendment “ shall be inserted in Clause 1.1 as follows:

“Deed of Partial Release and Amendment means the deed of partial release and amendment with respect to the earnings and operating account charges each entered into on or about 10 December 2007 by the Companies listed in Part 1 of Schedule 1 of the Credit Agreement dated 10 December 2007 (except for GSLS) and by Global Ship Lease 12 Limited, in the form of Schedule 4 to Addendum No.2.”

4.6	The definition of “Earnings Account and Operating Account Charge” in Clause 1.1 shall be deleted in its entirety and replaced as follows:

“Earnings	Account Pledge means:

(a)	with respect to Global Ship Lease 1 Limited, Global Ship Lease 2 Limited, Global Ship Lease 3 Limited, Global Ship Lease 4 Limited, Global Ship Lease 5 Limited, Global Ship Lease 6 Limited, Global Ship Lease 7 Limited, Global Ship Lease 8 Limited, Global Ship Lease 9 Limited, Global Ship Lease 10 Limited, Global Ship Lease 12 Limited and GSL Alcazar Inc their respective earnings and operating account charge relating to their Earnings Account entered into in the form appended to this Agreement on or around 10 December 2007 each as amended pursuant to the relevant Deed of Partial Release and Amendment dated on or about the date of Addendum No.2, and;

(b)	with respect to Global Ship Lease 13 Limited, Global Ship Lease 14 Limited, Global Ship Lease 15 Limited and Global Ship Lease 16 Limited their respective earnings account pledge relating to their Earnings Account entered into between 15 December and 30 December 2008 as amended pursuant to the relevant Deed of Amendment to the Earnings Account Pledges dated on or about the date of Addendum No.2; and

3	Credit Agreement Addendum No 2

(c)	with respect to all other Borrowers (other than Representative Borrower or GSLS), each pledge, in the form of Schedule 5 to Addendum No.2, relating to an Earnings Account,

granted by the relevant Borrower to the Facility Agent together with any and all notices and acknowledgements entered into in connection therewith.”

4.7	In the definition of “Facility Reduction Date” in Clause 1.1, the reference to “twelve (12)” in the first line shall be replaced with a reference to “sixteen (16)”.

4.8	In the definition of “Facility Reduction Retention Period” in Clause 1.1, the reference to “four (4) years and nine (9) months” in the second line shall be replaced with a reference to “three (3) years and nine (9) months”.

4.9	In the definition of “Leverage Ratio” in Clause 1.1, the words “and any cash held by the Representative Borrower in the Retained Cash Account” shall be inserted after “cash held by the Borrower in the Retention Account” in the second line and the reference to the “Borrower” in the second line shall be replaced with a reference to the “Representative Borrower”.

4.10	In the definition of “Margin” in Clause 1.1, the existing table shall be deleted and replaced as follows:

Leverage Ratio (%)	Margin (% rate per annum)
up to 50	1.25

50.01 per cent. to 60 (inclusive)	1.30

60.01 per cent. to 70 (inclusive)	1.40

70.01 per cent. to 75 (inclusive)	1.60

75.01 per cent. to 80 (inclusive)	1.90

80.01 per cent. to 85 (inclusive)	2.25

85.01 per cent. and over	2.75

4.11	The definition of “Operating Account” in Clause 1.1 shall be deleted in its entirety.

4.12	A new definition of “Retained Cash” shall be inserted into Clause 1.1 as follows:

“Retained Cash means the cash available for distribution to its common shareholders by the Representative Borrower comprising net earnings of the Representative Borrower adjusted for non-cash items (including but not limited to items such as depreciation, amortisation of deferred financing charges, charges for equity-based incentive awards, change in the fair value of derivatives, accretion of earnings for intangible liabilities) and after an allowance for future dry-dockings, as described and calculated in the section headed “Cash Available for Common Dividends” in the relevant latest quarterly earnings press release of the Representative Borrower (such document to have been or to be in a form ready to be filed with the SEC) or, as the case may be, if, on the relevant Retained Cash Payment Date (as that term is defined in clause 3.2 of Addendum No.2), the quarterly earnings press release relating to the relevant quarter of the Representative Borrower’s financial year, has not yet been published, the cash available for distribution to its common shareholders by the Representative Borrower for that period derived from the latest internal management information of the Representative Borrower which shall have been prepared in good faith.

4	Credit Agreement Addendum No 2

4.13	A new definition of “Retained Cash Account” shall be inserted into Clause 1.1 as follows;

“Retained Cash Account means the interest-bearing bank account opened by the Representative Borrower with the Account Bank and designated “Retained Cash Account”.”

4.14	A new definition of “Retained Cash Account Pledge” shall be inserted into Clause 1.1 as follows;

“Retained Cash Account Pledge means the pledge over all of the monies standing to the credit of the Retained Cash Account granted or to be granted by the Representative Borrower in favour of the Facility Agent on or about the date of Addendum No.2, together with any and all notices and acknowledgements entered into in connection therewith in the form set out in Schedule 6 to Addendum No.2.”

4.15	In the Definition of “Security Agreements” subclause (d) shall be amended to read “Earnings Account Pledges”.

4.16	A new Definition of “Waiver Period” shall be inserted into Clause 1.1 as follows:

“Waiver Period shall mean the period from and including 30 April 2009 to and including 30 April 2010.”

4.17	In clauses 1.2(e)(v) and (vi), the words “and the Operating Account” shall be deleted, the word “and” shall be inserted after “the Earnings Account” and the comma after “the Earnings Account,” shall be deleted.

4.18	In Clause 6.5(b) the reference to “five (5) years” in the first line shall be replaced with “four (4) years”.

4.19	In Clause 6.5(b) the reference to “twelve consecutive quarterly reductions” shall be replaced by a reference to “sixteen consecutive quarterly reductions”.

4.20	In Subclauses 6.5(b) and 6.5(c) each reference to “four (4) years and nine (9) months” shall be replaced by a reference to “three (3) years and nine (9) months”.

4.21	Clause 12.2 shall be deleted in its entirety and replaced with the following:

“The Borrowers shall procure that there is credited to each Earnings Account, all Earnings and any Requisition Compensation for the relevant Vessel. The Borrowers shall:

(a)	first, prior to making the transfers referred to in paragraph (b) below, and provided no Event of Default has occurred and is continuing, be entitled to make withdrawals from the Earnings Accounts in the maximum aggregate amount equal to the aggregate of the Operating Expenses in their respective capped or budgeted amounts for the Vessels for the relevant month (as agreed in advance on an annual basis (or as reviewed from time to time during the course of the relevant year) between each relevant Borrower and the Manager in accordance with the terms of the Management Agreements on an arms length, commercial basis) (the Agreed Operating Expenses) and the aggregate of the insurance related payments for the Vessels due, in respect of each Vessel, prior to the next date for the payment of Earnings in respect of that Vessel;

(b)	secondly, make the transfers to the Retention Account in accordance with Clause 12.4 (Transfers to Retention Account in respect of interest on Loans) or 12.5 (Additional Transfers to Retention Account on Facility Reduction Dates), as the case may be; and

5	Credit Agreement Addendum No 2

(c)	thirdly, following the transfers referred to in paragraph (b)above, provided no Event of Default has occurred and is outstanding be entitled to withdraw any sums of money standing to the credit of the Earnings Accounts in the following circumstances: (i) in and towards payment of any amount which the Borrowers may be required to pay pursuant to the terms of any Finance Document including, during the Waiver Period, payments to the Retained Cash Account and (ii) thereafter, for use in the ordinary course of business of the group of companies to which the Borrowers belong.”

4.22	The text of Clause 12.3 (Transfers to the Operating Accounts) shall be deleted in its entirety and the words “Deliberately left blank” inserted.

4.23	In Clause 12.4 (Transfers to Retention Account in respect of interest on Loans), the words “Following the transfers into the Operating Accounts in accordance with Clause 12.3 (Transfers to the Operating Accounts), then” shall be deleted.

4.24	In Clause 12.5 (Additional Transfers to the Retention Account on Facility Reduction Dates), the reference to “four (4) years and nine (9) months” in the second line shall be replaced with a reference to “three (3) years and nine (9) months”.

4.25	Clause 12.9 (Release of Surplus) shall be deleted in its entirety.

4.26	In Clause 16.9 (Payment of dividends) the following wording shall be inserted at the end of the clause:

“and further, during the Waiver Period, if the Leverage Ratio is over 90%, the Representative Borrower shall take into account when considering declaring a dividend, that there is an obligation to make payments into the Retained Cash Account pursuant to clause 3.2 of the Addendum No.2.”

4.27	In Clause 17.1 the definition of “Net Worth” shall be deleted in its entirety and replaced with the following:

“Net Worth means at any time the amount paid up or credited as paid up on the issued share capital of the Representative Borrower based on the then latest published audited annual consolidated balance sheet of the Representative Borrower (the latest balance sheet) but adjusted by:

(a)	adding any amount standing to the credit of the profit and loss account of the Representative Borrower for the period ended on the date of the latest balance sheet;

(b)	deducting any dividend or other distribution declared, recommended or made by the Representative Borrower since the date of the latest balance sheet;

(c)	deducting any amount standing to the debit of the profit and loss account of the relevant Borrower for the period ending on the date of the latest balance sheet;

(d)	deducting any amount attributable to any intangible asset (other than goodwill) as reflected in the balance sheet forming part of the then latest published quarterly press release of the Representative Borrower (such document to have been filed, or to be in a form ready to be filed, with the SEC) (the latest published balance sheet);

(e)	adding any amount attributable to any intangible liabilities which arose as a result of the Merger and which are reflected in the latest published balance sheet;

(f)	adding any unrealised mark to market losses in respect of interest rate swaps;

6	Credit Agreement Addendum No 2

(g)	deducting any unrealised mark to market gains in respect of interest rate swaps;

(h)	reflecting any variation in the amount of the issued share capital of the Representative Borrower and the capital and revenue reserves of the Representative Borrower after the date of the latest balance sheet as reflected in the latest published balance sheet; and

(i)	excluding any amount attributable to minority interests.”

4.28	The following wording shall be added to the end of Clause 18.1(a):

“provided always that if in the opinion of the Majority Lenders (acting reasonably):

(i)	no valuations are obtainable from any of the Approved Valuers then the latest valuations to have been submitted shall be used for the purposes of carrying out the relevant calculations under this Agreement until such time as it is possible to obtain new valuations (the Representative Borrower to continue to request such valuations on a regular basis (being not less than once a month) and provide evidence of the same to the Facility Agent and when such valuations are obtained the average of them shall constitute the Market Value of the Vessel for the purposes of this Agreement); or

(ii)	only one valuation is obtainable in respect of any relevant Vessel, then such valuation shall be added to the two most recently obtained valuations for such relevant Vessel and an average valuation shall be calculated and such average shall constitute the Market Value of that Vessel for the purposes of this Agreement, until such time as a further valuation can be obtained.”

4.29	Clause 18.2(d) shall be deleted and replaced with the following:

“In addition to the valuations pursuant to Clauses 18.2(a), (b) and (c), the Representative Borrower will procure that valuations of each Vessel on the basis described in Clause 18.1 (Valuation), to be dated with a date in either April or November (as applicable), are provided to the Facility Agent prior to the provision of a Compliance Certificate in accordance with the provisions of Clause 15.3(a), for the quarters ended 31 December and 30th September in each year.”

4.30	In Clause 23.1(a) the amount of the commitment fee payable on the undrawn, uncancelled amount of the Total Commitments shall be increased to 50 basis points (0.5%) with effect from the date of the Effective Date Notice.

5.	FURTHER ASSURANCE

Save as expressly amended pursuant to this Addendum No.2, each of the parties to this Addendum No.2 confirms that the Credit Agreement remains in full force and effect.

6.	COUNTERPARTS

This Addendum No.2 may be executed in any number of counterparts . This has the same effect as if the signatures on the counterparts were on a single copy of this Addendum No.2. Such counterparts may be exchanged via facsimile transmission provided that immediately following such transmission, each party shall forward an executed original copy of the counterpart to the other party by first class mail or courier.

7	Credit Agreement Addendum No 2

7.	MISCELLANEOUS

Each of this Addendum No.2 and the Credit Agreement as amended and supplemented by this Addendum No.2 is a Finance Document.

8.	GOVERNING LAW AND JURISDICTION

8.1	This Addendum No.2 and any non-contractual obligations arising out of or in connection with it, is governed by and shall be construed in accordance with English law.

8.2	The provisions of clause 37 (Enforcement) of the Credit Agreement apply to this Addendum No.2 as if set out in full herein, save that the parties further irrevocably submit to the jurisdiction of the Courts of England and Wales in connection with any dispute relating to any non-contractual obligations arising out of or in connection with this Addendum No.2.

THIS ADDENDUM NO.2 has been entered into on the date stated at the beginning of this Addendum No.2.

8	Credit Agreement Addendum No 2

SIGNATORIES

Representative Borrower

GLOBAL SHIP LEASE, INC.

By:

Original Borrowers

GLOBAL SHIP LEASE 1 LIMITED

By:

GLOBAL SHIP LEASE 2 LIMITED

By:

GLOBAL SHIP LEASE 3 LIMITED

By:

GLOBAL SHIP LEASE 4 LIMITED

By:

GLOBAL SHIP LEASE 5 LIMITED

By:

GLOBAL SHIP LEASE 6 LIMITED

By:

GLOBAL SHIP LEASE 7 LIMITED

By:

GLOBAL SHIP LEASE 8 LIMITED

By:

GLOBAL SHIP LEASE 9 LIMITED

By:

GLOBAL SHIP LEASE 10 LIMITED

By:

GLOBAL SHIP LEASE 11 LIMITED

By:

GLOBAL SHIP LEASE 12 LIMITED

By:

GLOBAL SHIP LEASE 13 LIMITED

By:

GLOBAL SHIP LEASE 14 LIMITED

By:

GLOBAL SHIP LEASE 15 LIMITED

By:

GLOBAL SHIP LEASE 16 LIMITED

By:

GSL ALCAZAR INC

By:

GSL CHÂTEAU D’IF INC

By:

GLOBAL SHIP LEASE SERVICES LIMITED

By:

The Facility Agent

FORTIS BANK (NEDERLAND) N.V.

By:

Original Lenders

FORTIS BANK (NEDERLAND) N.V.

By:

CITIBANK N.A., LONDON BRANCH

By:

HSH NORDBANK AG

By:

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

By:

DNB NOR BANK ASA

By:

KFW IPEX-BANK GMBH

By:

The Mandated Lead Arrangers

FORTIS BANK (NEDERLAND) N.V.

By:

CITIGROUP GLOBAL MARKETS LIMITED

By:

HSH NORDBANK AG

By:

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

By:

DNB NOR BANK ASA

By: